# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paramount Group, Inc., CIK 0001605607
CUSIP: 69924R108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1633 Broadway, Suite 1801, New York, New York (NY), 10019
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001284812-25-000282
Filed by CIK 0001284812

## Reporting persons
- Cohen & Steers, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,103,533; sole dispositive power 7,754,107; aggregate amount beneficially owned 7,754,107 (3.51% of the class)
- Cohen & Steers Capital Management, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 6,103,533; sole dispositive power 7,729,705; aggregate amount beneficially owned 7,729,705 (3.5% of the class)
- Cohen & Steers UK Limited: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; sole dispositive power 24,402; aggregate amount beneficially owned 24,402 (0.01% of the class)
- Cohen & Steers Asia Limited: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cohen & Steers Ireland Limited: type of reporting person: non-U.S. institution (FI), corporation (CO); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Paramount Group, Inc.
Address of issuer's principal executive offices: 1633 Broadway, Suite 1801, New York, NY 10019

## Item 2. Person Filing
Name of person filing:
Cohen & Steers, Inc.
Cohen & Steers Capital Management, Inc.
Cohen & Steers UK Limited
Cohen & Steers Asia Limited
Cohen & Steers Ireland Limited
Address of principal business office or, if none, residence:
The principal address for Cohen & Steers, Inc.
and Cohen & Steers Capital Management, Inc. is:
1166 Avenue of the Americas, 30th Floor
New York, NY 10036

The principal address for Cohen & Steers UK Limited. is:
The Burlian, 2nd Floor
3 Dering Street, London W1S 1AA
United Kingdom

The principal address for Cohen & Steers Asia Limited. is:
3301B, 33rd Floor, The Henderson
2 Murray Road
Central, Hong Kong

The principal address for Cohen & Steers Ireland Limited. is:
Suite G01
81 Merrion Square South
Dublin 2
D02 NR12
Ireland
Citizenship:
Cohen & Steers, Inc: Delaware corporation
Cohen & Steers Capital Management, Inc: New York corporation
Cohen & Steers UK Limited: United Kingdom Private Limited Company
Cohen & Steers Asia Limited: Asia Private Limited Company
Cohen & Steers Ireland Limited: Ireland Private Limited Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), parent holding company or control person (HC), investment adviser (IA)
Type of institution (non-U.S. institution) or other detail: Corporation

## Item 4. Ownership
Amount beneficially owned: 7,754,107
Percent of class: 3.51
Sole power to vote or to direct the vote: 6,103,533
Sole power to dispose or to direct the disposition: 7,754,107

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Each of Cohen & Steers Capital Management, Inc., Cohen & Steers UK Limited., Cohen & Steers Asia Limited. and Cohen & Steers Ireland Limited. holds the securities of the Issuer to which this statement relates for the benefit of their respective account holders. Such account holders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that are held on their behalf.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., Cohen & Steers UK Limited., Cohen & Steers Asia Limited. (investment advisors registered under Section 203 of the Investment Advisers Act) and Cohen & Steers Ireland Limited. (a non-US institution).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cohen & Steers, Inc.: /s/ Nargis Hilal, SVP, Global Chief Compliance Officer & Associate General Counsel (10/07/2025)
- Cohen & Steers Capital Management, Inc.: /s/ Nargis Hilal, SVP, Global Chief Compliance Officer & Associate General Counsel (10/07/2025)
- Cohen & Steers UK Limited: /s/ Nargis Hilal, SVP, Global Chief Compliance Officer & Associate General Counsel (10/07/2025)
- Cohen & Steers Asia Limited: /s/ Catherine Cheng, VP, Compliance Officer (10/07/2025)
- Cohen & Steers Ireland Limited: /s/ Alan Cooper, VP, Compliance Officer (10/07/2025)